File No. 82-34700

Airspray

03 JAN 30 AM 7:21

PRESS RELEASE

Total pages: 2

Alkmaar, January 27, 2003

03003516

SUPPL

Airspray To Establish Level-I ADR Facility

Stock more readily available to U.S. investors

Airspray announces plans to establish a sponsored Level-I American Depositary Receipt in the United States. The F-6 registration statement covering the ADR has been filed with the U.S. Securities and Exchange Commission, and has not yet become effective. Through this program, with The Bank of New York as depositary, depositary receipts representing Airspray shares will be traded on the "Over-the-Counter" market in the United States. Trading in Airspray ADR's, each representing one ordinary share, is expected to start in February under the symbol "AYAKY".

PROCESSED

FEB 11 2003

THOMSON FINANCIAL

The commercial presence of Airspray in the United States, combined with the well-published success of the Airspray dispensers in the liquid hand soap and other markets, has led to significant interest for Airspray shares by U.S. investors.

Airspray is establishing a Sponsored Level-I Depositary receipt program to improve the accessibility of Airspray shares for U.S. investors. Trading in Airspray ADR's, each representing one ordinary share, is expected to start in February under the symbol "AYAKY".

In compliance with SEC requirements, Airspray will continue to provide English translations of the information that is made available to Euronext Amsterdam, where the company's ordinary shares are currently traded. The Sponsored Level-I ADR program will not require Airspray to change its current reporting and accounting processes.

The Bank of New York will actively seek market makers and promote the stock.

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File No. 82-34700

Airspray®

(more)

Airspray profile
Airspray is a worldwide leader in the design and manufacture of high value-added, innovative dispensers. Airspray sells its products to producers of consumer products. Clients include multinationals such as Unilever, Wella, Colgate, L'Oréal, Henkel-Schwarzkopf and Johnson & Johnson. Currently, Airspray employs 100 people.

Airspray is a "technology-driven" enterprise. During its 19-year existence, Airspray has developed expertise in R&D, in bringing innovative dispensing solutions to mass production and in their worldwide marketing. Airspray now has a wide range of dispenser types that all operate without gas propellants. Airspray has been listed on the Euronext Amsterdam since 28 May 1998.

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For more information contact:
Airspray N.V.
Robert F. Brands, Managing Director
Jan van der Schaaff, Financial Director
Telephone: NL 072 - 5414 666
U.S. 1(954) 972-7750
www.airspray.net

A

ROBERT BRANDS APPOINTED MANAGING DIRECTOR OF AIRSPRAY N.V.

ALKMAAR, The Netherlands, December 16 -- Robert F. Brands has been appointed Managing Director of Airspray N.V., as the company's Supervisory Board announced November 26.

Brands was president of Airspray International Inc., a wholly owned subsidiary of Airspray N.V. since 1998. Under his stewardship, the Pompano Beach, Florida-based company delivered consistent double-digit growth.

In his new capacity, Brands will be responsible for the strategic direction of Airspray worldwide. The company is a global leader in the design, manufacture and supply of innovative non-aerosol dispensing technology used by consumer product companies.

Airspray N.V., founded in 1983 in The Netherlands, is publicly traded on the Official Market of Euronext (Amsterdam).

Effective January 1, 2003, Brands will lead the Airspray management team, which will also include Jan van der Schaaff and Edgar van der Heijden. The company's outgoing Managing Director is Hugo G. Boreel.

Foaming personal care products based upon Airspray dispensing technology have recently been introduced by marketers such as Dial, Johnson & Johnson, Colgate, Bath & Body Works, L'Oreal, Wella, Bristol-Myers, Unilever, Yves Rocher, Sanex, Combe, Clinique, Neutrogena, Revlon, Sara Lee, Elizabeth Arden, Helene Curtis, Elida Faberge, Gerber, Playtex and Tupperware.

Dispensers are increasingly important to the successful launch of a consumer product. The innovative, proven design of Airspray dispensing technology helps companies create new products that offer enhanced consumer appeal because of their functionality, convenience and hygiene. Value-added dispenser technology has become a valuable advantage for manufacturers in the battle for shelf-space in an increasingly competitive marketplace.

Recently, Brands spearheaded the expansion of Airspray International's facility in Florida, which handles all production and marketing functions for North and South America. The fully automatic machinery that makes Airspray pump dispensers is made by Airspray and utilizes 100 percent in-line quality control.

The innovation-driven company devotes 10 percent of its workforce to research and development.

Earlier this year, Airspray reported positive financial results for the first nine months of 2002. 2002 expectations continue to be in line with earlier releases.

Brands was previously employed by Airspray from 1985 until 1987. Prior to rejoining the firm in 1998, he held senior management posts at Kohler Company, Sterling Plumbing Group, GTE/Sylvania and Philips Lighting Company.

A native of The Netherlands, Brands earned his Business degree at the HTS in Eindhoven and is a Board member of Netherlands-American Community Trust. Brands will continue to reside in Coral Springs, Florida with his wife and children.

For further information, contact Airspray N.V. 072-541-4666, or visit the company's web site at www.airspray.net.

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